FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated October 25, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: October 25, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

October 25, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release – Year end results dated October 25, 2005

cc:

FOR IMMEDIATE RELEASE

AMS HOMECARE REPORTS Q2 REVENUE INCREASES

•

AMS reports Earnings of $292,503 dollars for Q2 UP 605%

•

AMS reports Sales increase of 41.1% for Q2

VANCOUVER, British Columbia, October 25, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today reported Net sales for the quarter ended August 31, 2005 increased by $646,946 or 41.1% to $2,220,403 compared to $1,573,457 for the same period last year.

The company recorded quarterly earnings before income taxes of $292,503 compared with earnings of $41,491 for the same period last year representing an increase of $251,012

Net working capital increased by $504,638 for the reporting period to $1,482,872 as compared to $978,235 as at February 28, 2005.

The Company is also pleased to report that the 65Plus retail outlet in Bellevue, Washington received approval from the Washington Board of Pharmacy and is due to open for business in approximately two weeks.  Negotiations and progress continues to be made with Wireless2000, Vytron and TotalTrakUSA with regards to previous announcements.  “We are pleased with the continued sales increases in the business and we expect that the 65PLUS store opening will further increase sales for the Company in the coming year”, stated, Rani Gill, President.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

For further information contact:

Daryl Hixt, at AMS Homecare

Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.